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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Joe McCann
Lauren Sprague Hamill

Re:	AEON Biopharma, Inc.
Amendment No. 4 to the Registration Statement on Form S-1
Filed May 31, 2024
File No. 333-274094

To the addressees set forth above:

On behalf of AEON Biopharma, Inc. (the “Company”), please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 5 to the Company’s Registration Statement on Form S-1 ( “Amendment No. 5”). The Company previously filed a Registration Statement on Form S-1 with the Commission on August 18, 2023 (the “Original Filing”), an Amendment No. 1 to the Original Filing on October 23, 2023 (“Amendment No. 1”), an Amendment No. 2 to the Original Filing on November 24, 2023 (“Amendment No. 2”), an Amendment No. 3 to the Original Filing on April 2, 2024 (“Amendment No. 3”) and an Amendment No. 4 to the Original Filing on May 31, 2024 (“Amendment No. 4”). Amendment No. 5 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 4 received on June 28, 2024 (the “Letter”) from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of the Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 5 and all references to page numbers in such responses are to page numbers in Amendment No. 5.

July 23, 2024

Prospectus Summary

1.	We note your disclosure on page 5 and elsewhere indicating that you are ceasing certain clinical trials and implementing certain cash preservation measures while you evaluate strategic options. Please revise the "Overview" section of the Summary to provide prominent and updated disclosure about the status of your operations and the nature, timing and status of the strategic review process.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1.

Transactions with Atalaya and Polar

2.	We note your response to prior comment 1; however, we are unable to concur with your analysis that the Sellers are not "underwriters” within the meaning of the Securities Act of 1933, as amended. As such, we reissue prior comment 1.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to remove the resale of all shares of Common Stock issued pursuant to the Forward Purchase Agreements, FPA Funding Amount PIPE Subscription Agreements and New Money PIPE Subscription Agreements.

3.	We note your response to prior comment 2. Please revise to identify which party or parties negotiated to have the offset provision included in the arrangement and their reason(s) for doing so.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 83.

4.	We note the information contained in your response to prior comment 3. Please revise to disclose that the ACM Investor resold the 236,236 shares following the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 83.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or comments regarding this correspondence.

July 23, 2024

Sincerely,

/s/ Drew Capurro

Drew Capurro
of LATHAM & WATKINS LLP

cc:	(via email)
Marc Forth, Chief Executive Officer, AEON Biopharma, Inc.
Alex Wilson, Esq., Executive Vice President, Chief Legal Officer, AEON Biopharma, Inc.
B. Shayne Kennedy, Esq., Latham & Watkins LLP
Eric Hanzich, Esq., Latham & Watkins LLP